Oct. 13, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tiger Oil and Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 22, 2011
File No. 333-171200
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 21, 2011
Current Report on Form 8-K/A
Filed September 21, 2011
File No. 000-53241

Dear Ms Malone;

Please find below our comment responses to your comment letter of October 7, 2011. Amendment No. 2 to Form S-1 filed September 22, 2011

General

1. You have not provided all of the information in your filing required by Item 101 of Regulation S-K. Please revise your filing to comply with Item 101, consistent with your amendments to the Form 8-K filed on September 21, 2011.

Updated to be consistent with the 8K.

Business Strategy, page 5

2. Please explain what you mean by “devaluate.”

Devaluate has been deleted and the disclosure revised for clarity

3. Please disclose that you have no current plans to fund any of your leases.

Disclosure added that there are no current plans to fund any of the leases.

Background, page 15

4. Please disclose the cost to acquire the Ness County, Kansas shut-in wells.

Costs disclosed.

Corporate Overview, page 16

5. You state on page 16 that Black Hawk Exploration is a joint venture partner but exhibit 99.2, paragraph 6, Relationship of the Parties, states that “It is not the intention of the parties to create, nor shall this Agreement be construed to create, any agency, joint venture…” Please advise.

Revised for clarity and consistency.

Financial Statements

6. We note that you continue to assert 1.1 billion barrels of proved oil and gas reserves. We further note that you have not supported the validity of your reserves to our petroleum engineer. In conjunction with the engineering comment herein, please perform an impairment analysis of your oil and gas properties. Please provide us with a copy of your analysis to the extent you believe your properties have any value in the absence of oil and gas reserves. Please make any modifications required to your financial statements in all filed documents, including your Form 8-K/A, 10-K/A and 10-Q/A amendments filed on September 21, 2011.

Reference deleted.

Exhibit 5.1

7. Please have counsel provide a currently dated legality opinion.

Currently dated legal opinion attached.

Form 10-K/A for the Year Ended December 31, 2010 filed September 21, 2011

8. In future filings of your Form 10-K, please also comply with comments four, five and six in our letter dated September 14, 2011.

Revised.

Engineering Comments

Amendment No. 2 to Form S-1 filed September 22, 2011

Form 10-K/A for the Fiscal Year Ended December 31, 2010 filed September 21, 2011

Form 8-K/A filed September 21, 2011

9. We reissue prior comments 40, 41 and 42 of our letter dated June 17, 2011 and comment 15 of our letter dated September 14, 2011. You have not provided us with the report from the third-party engineer who apparently determined the proved reserve estimate of 1.1 billion barrels of oil. Additionally you have not revised your document to remove this reserve estimate as it remains in the S-1/A2 filing on pages F-22 and F-23; in the 10-K/A-2 on pages 19 and 20; and in the 8-K/A-4 on pages 20 and 21. If you are unable to provide support and justification for this reserve estimate as requested, please remove the 1,138,168 M barrels (1.1 billion barrels) of proved reserves from all three documents.

Reference deleted.

Very truly yours,

/s/ Ken Liebscher
Ken Liebscher, President
Tiger Oil and Energy, Inc.